

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________

Commission file number 1-225

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Kimberly-Clark Corporation Incentive Investment Plan

Kimberly-Clark Corporation Retirement Contribution Plan

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

The financial statements and supplemental schedules included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation Incentive Investment Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Incentive Investment Plan is set forth in the financial statements filed as Exhibit 99.1.

3. Kimberly-Clark Corporation Retirement Contribution Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in the financial statements filed as Exhibit 99.2.

4. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 25, 2009
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements as of December 31, 2008 and 2007, and for the Years Then Ended
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements as of December 31, 2008 and 2007, and for the Years Then Ended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN

KIMBERLY-CLARK CORPORATION RETIREMENT CONTRIBUTION PLAN

Date: June 25, 2009

By: Kimberly-Clark Corporation
Plan Administrator

By: 
Wesley E. Wada
Vice President, Compensation, Benefits and Health Services

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 25, 2009
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements as of December 31, 2008 and 2007, and for the Years Then Ended
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements as of December 31, 2008 and 2007, and for the Years Then Ended

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104099 and 333-155380 of Kimberly-Clark Corporation on Form S-8 of our reports dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan, in each case for the year ended December 31, 2008.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2009

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2008 and 2007,
and for the Years Then Ended,
Supplemental Schedule as of December 31, 2008
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Incentive Investment Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2009

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets		
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 1,688,537,105	$ 2,223,796,190
Participant loans	18,094,283	17,523,156
Contributions Receivable:		
Employee contributions	3,965,655	4,033,350
Employer matching contributions	1,291,971	1,267,434
Participant loan interest	26,821	29,830
Total Assets	1,711,915,835	2,246,649,960
Net Assets Available for Benefits, at fair value	1,711,915,835	2,246,649,960
Adjustment from fair value to contract value for benefit-responsive investment contracts	19,164,167	(1,640,705)
Net Assets Available for Benefits	$ 1,731,080,002	$ 2,245,009,255

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions to Net Assets Available for Benefits		
Investment (loss) income:		
Net (decrease) increase in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (465,234,017)	$ 117,810,030
Interest on participant notes receivable	1,157,043	1,141,362
Net investment (loss) income	(464,076,974)	118,951,392
Contributions:		
Employee contributions	93,362,804	94,081,691
Employer matching contributions	28,749,754	28,249,738
Forfeitures used to reduce employer contributions	(461,184)	(582,121)
Total contributions	121,651,374	121,749,308
Total Additions	(342,425,600)	240,700,700
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	171,503,653	223,714,952
Total Deductions	171,503,653	223,714,952
Net (Decrease) Increase	(513,929,253)	16,985,748
Net Assets Available for Benefits		
Beginning of Year	2,245,009,255	2,228,023,507
End of Year	$ 1,731,080,002	$ 2,245,009,255

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the IIP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition - All investments are stated at fair value. The fair value of Kimberly-Clark Corporation (the "Corporation" or "K-C") common stock held by the Trust is determined as the last selling price on the last business day of the year, as published by an independent source. The fair value of investments in commingled funds includes collective funds and is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account ("SDBA").

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

New Accounting Pronouncement - The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), as of the beginning of the year ended December 31, 2008 (see Note 7). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. Adoption of SFAS 157 did not have a material effect on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

SFAS 157 defines valuation techniques for determining fair value by the market, income, and cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present amount. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.

Distributions of Employee Account Balances - Distributions are recorded when paid.

2. INCENTIVE INVESTMENT PLAN DESCRIPTION AND FUNDING POLICY

The following description of the IIP provides only general information. Participants should refer to the IIP document for a complete description of the IIP's provisions.

The IIP is a defined contribution plan. Effective September 1, 1994, IIP became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salary and hourly employees of Kimberly-Clark Corporation and its participating U. S. subsidiaries (collectively, the "Employer") are eligible to participate in the IIP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the IIP from time to time.

Contributions

An eligible employee who is considered non-highly compensated may elect to make contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld ("401(k) contributions") and after-tax contributions in any combination up to 75% (in whole percentages) of base salary. A non-highly compensated employee is an employee whose prior year annual compensation was $100,000 or less. An eligible employee who is considered highly compensated may elect to make 401(k) contributions and after-tax contribution in any combination up to 12%, if below the age of 50, or up to 15%, if age 50 or older, (in whole percentages) of base salary. 401(k) contributions and after-tax contributions in any combination up to 5% of base salary are eligible for employer matching contributions.

Employer matching contributions are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $0.75 for each dollar contributed by the employee on the first 2% of base pay plus $0.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant.

All employer matching contributions are invested according to the participants' contribution investment elections. A participant is vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (losses) on that amount can be reallocated to another investment fund within the IIP.

The Code contains certain limitations on the amount of contributions which can be made to the IIP by and on behalf of a participant. Specifically, there are limitations on 401(k), after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and after-tax contributions qualify for employer matching contributions as described above.

Employee contributions receivable as of December 31, 2008, presented on the Statement of Net Assets Available for Benefits of $3,965,655 includes pre-tax contributions receivable of $3,688,542 and after-tax contributions receivable of $277,113. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2008 of $93,362,804 includes pre-tax contributions of $86,471,056 and after-tax contributions of $6,891,748.

Employee contributions receivable as of December 31, 2007, presented on the Statement of Net Assets Available for Benefits of $4,033,350 includes pre-tax contributions receivable of $3,703,248 and after-tax contributions receivable of $330,102. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2007 of $94,081,691 includes pre-tax contributions of $86,022,977, after-tax contributions of $7,723,106, and non-taxable contributions of $335,608. The non-taxable contributions are a result of recharacterization in 2007.

Investment Elections

All investment elections are held by the Trustee and participant contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants can elect to have their contributions in any of the fifteen fund options available. The fund options consist of Kimberly-Clark common stock, two different collective funds offered by Ameriprise which are the Money Market and Stable Income Fund and eleven collective funds offered by Barclays Global Investors which include the Russell 1000 Value Fund K, Russell 2000 Index Fund K, Daily U.S. Debt Market Fund K, Daily Equity Index Fund T, Russell 1000 Growth Fund T, Daily EAFE Equity Index Fund K, and five Target Date funds. The participant can also choose from a broad range of funds offered through a brokerage account.

The Medium-Term Managed Fund and Long-Term Managed Fund were discontinued as investment options as of June 27, 2007. Participants invested in these funds had the choice to transfer money into another fund option or leave the funds in the account and Kimberly-Clark transferred remaining balances to the applicable new Target Date Funds.

The Target Date Funds were introduced as investment options for participants in the IIP and RCP Plans effective June 27, 2007. The Target Date Funds are a family of funds managed by Barclays Global Investors and consists of five funds (Conservative Fund, 2015 Fund, 2025 Fund, 2035 Fund, and 2045 Fund).

Vesting

Participants are immediately vested in their before-tax, after-tax, and rollover contributions. Vesting in company match contributions occurs after three years of service.

Withdrawals

A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions, if vested, which have been in the IIP at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31, 1988, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the IIP for six months following any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment and after three years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching contributions, is distributable in either a lump sum or partial amount per the participant's request. If termination occurs other than as noted above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions to the Trust.

A participant invested in the K-C Stock Fund earns dividends quarterly and has the option to reinvest the dividends earned into the fund or receive a distribution. Distributions payable for K-C Stock Fund dividends at December 31, 2008 and 2007 were $4,189,483 and $4,326,260, respectively.

Loans

A participant may borrow from their 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of their 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee of $50 is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or a primary residence loan, which must be repaid within a maximum of ten years. Loans are repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the 15th of the month prior to the first day of the month to which it applies.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2008, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is 8,291,797 shares of the Corporation's common stock at a fair value of $437,309,374.

At December 31, 2007, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is 8,370,319 shares of the Corporation's common stock at a fair value of $580,397,920.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE IIP

The Corporation has the right to terminate the IIP subject to the provisions of ERISA. In the event of termination of the IIP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the IIP.

5. TAX STATUS

The Internal Revenue Service (the "IRS") has issued a favorable determination letter dated April 24, 2009. The IIP qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and that the IIP is exempt from income tax under Section 501(a) of the Code.

The federal income tax status of participants with respect to the IIP is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

6. CHANGES IN THE PLAN

During the year ended December 31, 2008, the IIP was amended to (a) add an automatic enrollment process for all newly hired employees' and add an automatic escalation default process that will increase the participants' contribution by 1% annually until the participant reaches a target contribution rate of 10%, effective July 3, 2008; (b) add $750 processing fee for reviewing and processing of qualified domestic relations orders outsourced and administered by Hewitt Associates effective, July 3, 2008; (c) provide that an "eligible rollover distribution" does not include any hardship distribution upon the participant, not just those hardship distributions subject to Code Section 401(k)(2)(B)(i)(IV), effective December 18, 2006.

During the year ended December 31, 2007, the IIP was amended to (a) change the name of Kimberly-Clark Global Sales, Inc. to Kimberly-Clark Sales, LLC, effective January 1, 2008; (b) reflect the removal of the Long-Term Managed Fund and the Medium-Term Managed Fund and the addition of the Target Date Funds; (c) reflect the reduction of contribution percentages regarding highly compensated eligible employees, effective January 1, 2008; (d) provide that before-tax contributions for where no fund(s) election is made after June 26, 2007 shall be allocated to the Target Date Funds; (e) reflect that a participant's initial contributions and/or company matching contributions may not be allocated to the K-C Stock Fund, except as a transfer or reallocation, on or after January 1, 2008; and (f) add the merger and renaming of the Incentive Investment Committee into the Benefits Administration Committee, effective 10/15/2007.

7. MASTER TRUST

The IIP participates in the Trust. The IIP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of IIP and RCP. At December 31, 2008 and 2007, IIP's interest in the net assets of the Trust was approximately 86% and 86%, respectively.

At December 31, 2008 and 2007, net assets available for benefits of Trust were as follows:

	2008	2007
Investments at fair value:		
Cash equivalents	$ 45,001,107	$ 42,565,330
Kimberly-Clark Corporation Common Stock	437,309,374	580,397,920
Collective Funds	1,428,335,908	1,832,941,171
Self-directed brokerage account	68,467,647	107,758,599
Participant notes receivable	18,094,283	17,523,156
Total Investments	1,997,208,319	2,581,186,176
Receivables	5,437,036	22,316,079
Payables	(7,763,968)	(11,944,951)
Net assets available for benefits at fair value	1,994,881,387	2,591,557,304
Adjustment from fair value to contract value for benefit-responsive investment contracts	20,830,617	(1,745,431)
Net assets available for benefits	$ 2,015,712,004	$2,589,811,873

Investment income of the Trust includes net (depreciation) appreciation in the fair value of investments and dividend and interest income. Net (depreciation) appreciation in the fair value of its investments consists of the realized losses or gains and the unrealized (depreciation) appreciation of those investments.

The Trust's investment (loss) income for the years ended December 31, 2008 and 2007 was as follows:

	2008	2007
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (134,206,503)	$ 14,496,181
Collective funds - Barclays Global Investors	(405,386,344)	53,808,635
Collective funds - Ameriprise	17,498,208	18,475,101
Non-pooled separate accounts- Barclays	-	10,982,736
Self- Directed Brokerage Account		
Bonds	(299,820)	(32,856)
Common Stock	(28,446,394)	1,899,559
Preferred Stock	(590,542)	(138,731)
Mutual Funds	(26,709,378)	3,094,941
Limited Partnerships	(260,325)	(39,750)
Participant Notes	(20,427)	-
Interest Income	6,404,252	11,867,103
Dividend Income - Other (SDBA)	3,059,657	4,406,799
Dividend Income - Kimberly-Clark Corporation stock	19,601,598	19,976,853
Net investment (loss) income	$ (549,356,018)	$ 138,796,571

The following table presents the Trust's fair value of investments as of December 31, 2008 and 2007. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2008	2007
Investments at Fair Value:		
Cash Equivalents	$ 45,001,107	$ 42,565,330
Participant Notes Receivable	18,094,283	17,523,156
	63,095,390	60,088,486
Investments at fair value as determined by quoted market price:		
K-C common stock	437,309,374	580,397,920
Investments at Fair Value:		
Collective Funds- BGI:		
Daily U. S. Debt Market Fund K	109,452,291	87,642,108
Daily Equity Index Fund T	148,096,889	254,166,855
Daily EAFE Equity Index Fund K	106,935,534	246,835,675
Other	456,716,174	703,344,723
Collective Funds – Ameriprise:		
Income Fund Z	305,115,341	262,500,156
U.S. Government Securities Fund Z	161,954,475	150,587,916
Stable Capital Fund Z	126,149,055	99,996,574
Other	13,916,149	27,867,164
Self-Directed Brokerage Account	68,467,647	107,758,599
	1,496,803,555	1,940,699,770
	$ 1,997,208,319	$2,581,186,176

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In accordance with SFAS 157, the Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Trust primarily uses the market approach to determine fair value. The following table sets forth by level within the fair value hierarchy a summary of the Trust's investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Common Stock	$ -	$ 437,309,374	$ -	$ 437,309,374
Cash Equivalents	-	45,001,107	-	45,001,107
Collective Funds	-	1,428,335,908	-	1,428,335,908
SDBA				
Other	1,062,914	1,948,753	-	3,011,667
Common Stock	23,367,592	-	-	23,367,592
Foreign sock	5,270,714	-	-	5,270,714
Mutual Fund	36,817,674	-	-	36,817,674
Participant loans	-	18,094,283	-	18,094,283
Total	$ 66,518,894	$ 1,930,689,425	$ -	$ 1,997,208,319

8. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$171,503,653
Add: Benefit payments requested by participants at December 31, 2008	367,148
Less: Benefit payments requested by participants at December 31, 2007	(1,014,561)
Benefits paid to participants per Form 5500	$170,856,240

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 1,731,080,002	$ 2,245,009,255
Benefit payments requested by participants	(367,148)	(1,014,561)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(19,164,167)	1,640,705
Net assets available for benefits per Form 5500	$ 1,711,548,687	$ 2,245,635,399

	2008
Total investment income per the financial statements	($464,076,974)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	20,804,872
Total investment income per Form 5500	($443,272,102)

9. SUBSEQUENT EVENT

Effective December 31, 2009, the Plans' contributions and deferrals will be discontinued with the exception of the participants subject to collectively bargained agreements. The resolution was adopted April 17, 2009.

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KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010

Identity of Investment Issuer	Description of Investment	Current Value
US Bank[1]	Participant Notes Receivable rate of interest (4% - 9.5%) maturity dates (January 2009 - January 2019)	$ 18,094,283

[1] Sponsor and/or issuer known to be a party-in-interest to the Plan.

Exhibit 99.2

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2008 and 2007,
and for the Years Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, are omitted because of the absence of the conditions under which they are required.



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 25, 2009

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 and 2007

Assets

	2008	2007
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 286,746,924	$ 348,619,686
Net Assets Available for Benefits, at fair value	286,746,924	348,619,686
Adjustment from fair value to contract value for benefit-responsive investment contracts	1,666,449	(104,726)
Net Assets Available for Benefits	$ 288,413,373	$ 348,514,960

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions to Net Assets Available For Benefits		
Investment (loss) income:		
Net (decrease) increase in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (87,207,015)	$ 17,817,919
Net investment (loss) income	(87,207,015)	17,817,919
Contributions:		
Employer contributions	45,713,965	42,905,170
Forfeitures used to reduce employer contributions	(1,011,884)	(1,455,800)
Total contributions	44,702,081	41,449,370
Total Additions	(42,504,934)	59,267,289
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	17,596,653	21,529,710
Total Deductions	17,596,653	21,529,710
Net (Decrease) Increase	(60,101,587)	37,737,579
Net Assets Available for Benefits		
Beginning of Year	348,514,960	310,777,381
End of Year	$ 288,413,373	$ 348,514,960

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition - All investments are stated at fair value. The fair value of Kimberly-Clark Corporation (the "Corporation" or "K-C") common stock held by the Trust is determined as the last selling price on the last business day of the year, as published by an independent source. The fair value of investments in commingled funds includes collective funds and is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account ("SDBA").

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

New Accounting Pronouncement - The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), as of the beginning of the year ended December 31, 2008 (see Note 7). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. Adoption of SFAS 157 did not have a material effect on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

SFAS 157 defines valuation techniques for determining fair value by the market, income, and cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present amount. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.

Distributions of Employee Account Balances - Distributions are recorded when paid.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions.

The RCP was formed effective January 1, 1997 and is a defined contribution plan covering eligible salaried and hourly employees of the Corporation and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the Corporation and its participating U. S. subsidiaries (collectively, the "Employer") hired or rehired on or after January 1, 1997 are eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer (other than Avent, Inc. non-exempt hourly employees) who participated in the Corporation's retirement plans as of December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Avent - Tucson hourly non-exempt employees began participating in the RCP on March 1, 2002. Avent - Fort Worth hourly non-exempt employees began participating in the RCP on July, 1, 2004. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) are also eligible to participate in the RCP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the RCP from time to time.

Vesting Provisions

Effective January 1, 2007, eligible employees are fully vested upon completing three years of service. Additionally, regardless of length of service, eligible employees are fully vested if employment ends because of their death.

Funding

The employer makes monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

Investment Elections

All investment elections are held by the Trustee and participant contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants can elect to have their contributions in any of the fifteen fund options available. The fund options consist of Kimberly-Clark common stock, two different collective funds offered by Ameriprise which are the Money Market and Stable Income Fund and eleven collective funds offered by Barclays Global Investors which include the Russell 1000 Value Fund K, Russell 2000 Index Fund K, Daily U.S. Debt Market Fund K, Daily Equity Index Fund T, Russell 1000 Growth Fund T, Daily EAFE Equity Index Fund K, and five Target Date funds. The participant can also choose from a broad range of funds offered through a brokerage account.

The Medium-Term Managed Fund and Long-Term Managed Fund were discontinued as investment options as of June 27, 2007. Participants invested in these funds had the choice to transfer money into another fund option or leave the funds in the account and Kimberly-Clark transferred remaining balances to the applicable new Target Date Funds.

The Target Date Funds were introduced as investment options for participants in the IIP and RCP Plans effective June 27, 2007. The Target Date Funds are a family of funds managed by Barclays Global Investors and consists of five funds (Conservative Fund, 2015 Fund, 2025 Fund, 2035 Fund, and 2045 Fund).

Distributions

Upon termination of a participant's employment and after three years or more of qualified service, or because of death, the value of the participant's accounts is distributable in either a lump sum or a partial amount. If termination occurs other than as noted above, the value of nonvested employer contributions is forfeited and used to reduce subsequent employer contributions to the Trust.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2008, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 8,291,797 shares of the Corporation's common stock at a fair value of $437,309,374.

At December 31, 2007, the only investment of the Trust which represents five percent or more of the Trust's net assets available for benefits is the 8,370,319 shares of the Corporation's common stock at a fair value of $580,397,920.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE RCP

The Corporation has the right to terminate the RCP subject to the provisions of ERISA. In the event of termination of the RCP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the RCP.

5. TAX STATUS

The Internal Revenue Service (the "IRS") has issued a favorable determination letter dated April 24, 2009. The RCP qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and that the RCP is exempt from income tax under Section 501(a) of the Code.

6. CHANGES IN THE PLAN

During the year ended December 31, 2008, the RCP was amended to (a) provide that in the event a participant does not elect the manner in which his or her retirement contributions are to be invested, the Trustee shall invest the balance and any future RCP contributions in the Money Market Fund automatically to be transferred to the Target Date Funds, effective July 11, 2008; (b) add $750 processing fee for reviewing and processing of qualified domestic relations orders outsourced and administered by Hewitt Associates, effective July 3, 2008.

During the year ended December 31, 2007, the RCP was amended to (a) change the name of Kimberly-Clark Global Sales, Inc. to Kimberly-Clark Sales, LLC, effective January 1, 2008; (b) reflect the removal of the Long-Term Managed Fund and the Medium-Term Managed Fund and the addition of the Target Date Funds; (c) add the merger and renaming of the Incentive Investment Committee into the Benefits Administration Committee, effective October 15, 2007; (d) provide that in the event a participant does not elect the manner in which his retirement contributions are to be invested, the Trustee shall invest such contributions in the Target Date Funds, effective June 26, 2007; and (e) reflect that a participant's initial retirement contributions may not be allocated to the K-C Stock Fund, except as a transfer or reallocation, effective January 1, 2008.

7. MASTER TRUST

The RCP participates in the Trust. The RCP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the IIP. At December 31, 2008 and 2007, the RCP's interest in the net assets of the Trust was approximately 14% and 14%, respectively.

At December 31, 2008 and 2007, net assets available for benefits of Trust were as follows:

	2008	2007
Investments at fair value:		
Cash equivalents	$ 45,001,107	$ 42,565,330
Kimberly-Clark Corporation Common Stock	437,309,374	580,397,920
Collective Funds	1,428,335,908	1,832,941,171
Self-directed brokerage account	68,467,647	107,758,599
Participant notes receivable	18,094,283	17,523,156
Total Investments	1,997,208,319	2,581,186,176
Receivables	5,437,036	22,316,079
Payables	(7,763,968)	(11,944,951)
Net assets available for benefits at fair value	1,994,881,387	2,591,557,304
Adjustment from fair value to contract value for benefit-responsive investment contracts	20,830,617	(1,745,431)
Net assets available for benefits	$ 2,015,712,004	$2,589,811,873

Investment income of the Trust includes net (depreciation) appreciation in the fair value of investments and dividend and interest income. Net (depreciation) appreciation in the fair value of its investments consists of the realized losses or gains and the unrealized (depreciation) appreciation of those investments.

The Trust's investment (loss) income for the years ended December 31, 2008 and 2007 was as follows:

	2008	2007
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (134,206,503)	$ 14,496,181
Collective funds - Barclays Global Investors	(405,386,344)	53,808,635
Collective funds - Ameriprise	17,498,208	18,475,101
Non-pooled separate accounts- Barclays	-	10,982,736
Self- Directed Brokerage Account		
Bonds	(299,820)	(32,856)
Common Stock	(28,446,394)	1,899,559
Preferred Stock	(590,542)	(138,731)
Mutual Funds	(26,709,378)	3,094,941
Limited Partnerships	(260,325)	(39,750)
Participant Notes	(20,427)	-
Interest Income	6,404,252	11,867,103
Dividend Income - Other (SDBA)	3,059,657	4,406,799
Dividend Income - Kimberly-Clark Corporation stock	19,601,598	19,976,853
Net investment (loss) income	$ (549,356,018)	$ 138,796,571

The following table presents the Trust's fair value of investments as of December 31, 2008 and 2007. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2008	2007
Investments at Fair Value:		
Cash Equivalents	$ 45,001,107	$ 42,565,330
Participant Notes Receivable	18,094,283	17,523,156
	63,095,390	60,088,486
Investments at fair value as determined by quoted market price:		
K-C common stock	437,309,374	580,397,920
Investments at Fair Value:		
Collective Funds- BGI		
Daily U. S. Debt Market Fund K	109,452,291	87,642,108
Daily Equity Index Fund T	148,096,889	254,166,855
Daily EAFE Equity Index Fund K	106,935,534	246,835,675
Other	456,716,174	703,344,723
Collective Funds – Ameriprise:		
Income Fund Z	305,115,341	262,500,156
U.S. Government Securities Fund Z	161,954,475	150,587,916
Stable Capital Fund Z	126,149,055	99,996,574
Other	13,916,149	27,867,164
Self-Directed Brokerage Account	68,467,647	107,758,599
	1,496,803,555	1,940,699,770
	$ 1,997,208,319	$2,581,186,176

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In accordance with SFAS 157, the Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Trust primarily uses the market approach to determine fair value. The following table sets forth by level within the fair value hierarchy a summary of the Trust's investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Common Stock	$ -	$ 437,309,374	$ -	$ 437,309,374
Cash Equivalents	-	45,001,107	-	45,001,107
Collective Funds	-	1,428,335,908	-	1,428,335,908
SDBA				
Other	1,062,914	1,948,753	-	3,011,667
Common Stock	23,367,592	-	-	23,367,592
Foreign sock	5,270,714	-	-	5,270,714
Mutual Fund	36,817,674	-	-	36,817,674
Participant loans	-	18,094,283	-	18,094,283
Total	$ 66,518,894	$ 1,930,689,425	$ -	$ 1,997,208,319

8. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

Benefits paid to participants per the financial statements	$ 17,596,653
Add: Benefit payments requested by participants at December 31, 2008	68,790
Less: Benefit payments requested by participants at December 31, 2007	(104,021)
Benefits paid to participants per Form 5500	$ 17,561,422

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 288,413,373	$ 348,514,960
Benefit payments requested by participants	(68,790)	(104,021)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(1,666,449)	104,726
Net assets available for benefits per Form 5500	$ 286,678,134	$ 348,515,665

	2008
Total investment income per the financial statements	$ (87,207,015)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(1,771,175)
Total investment income per Form 5500	$ (88,978,190)

9. SUBSEQUENT EVENT

Effective December 31, 2009, the Plans' contributions and deferrals will be discontinued with the exception of the participants subject to collectively bargained agreements. The resolution was adopted April 17, 2009.

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